

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBDX	JIMDX
CUSIP:	479164600	479164816
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS
Fund Benchmark:
ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

Average Credit Quality:	AA-
SEC Yield:	0.46% (Class I)
Effective Duration:	2.22 years
Weighted Average Life:	2.61 years
Portfolio Turnover:	40.32% (12-mo.)
Number of Holdings	126

ANNUALIZED PERFORMANCE

	Class I JIBDX	Benchmark -
1 YEAR:	3.91%	3.35%
3 YEAR:	3.23%	3.01%
5 YEAR:	2.58%	2.23%
10 YEAR:	2.00%	1.63%

FUND DESCRIPTION

Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated — no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes Short Duration maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	4TH QTR 2020	YTD	2019	2018	2017	2016	2015
CLASS I - JIBDX	0.26%	3.91%	4.65%	1.16%	1.54%	1.68%	0.67%
CLASS F - JIMDX	0.26%	3.82%	4.36%				
BENCHMARK	0.23%	3.35%	4.07%	1.63%	0.86%	1.29%	0.67%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Short Duration Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020 To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2020 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.




OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I
★★★

CLASS F
★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS
Fund Benchmark:
Bloomberg Barclays Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	AA-
SEC Yield:	0.62% (Class I)
Effective Duration:	4.38 years
Weighted Average Life:	4.88 years
Portfolio Turnover:	41.89% (12-mo.)
Number of Holdings	88

ANNUALIZED PERFORMANCE

	Class I JIBEX	Benchmark -
1 YEAR:	7.20%	6.43%
3 YEAR:	5.00%	4.67%
5 YEAR:	4.27%	3.64%
10 YEAR:	3.61%	3.11%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	4TH QTR 2020	YTD	2019	2018	2017	2016	2015
CLASS I – JIBEX	0.41%	7.20%	7.53%	0.42%	2.99%	3.37%	0.90%
CLASS F – JIMEX	0.44%	7.07%	7.35%				
BENCHMARK	0.48%	6.43%	6.80%	0.88%	2.14%	2.08%	1.07%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG BARCLAYS INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

©2020 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.


MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★★

CLASS F

★★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBFX	JIMFX
CUSIP:	479164808	479164790
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:
Bloomberg Barclays US Aggregate Bond Index

Average Credit Quality:	AA-
SEC Yield:	1.04% (Class I)
Effective Duration:	6.45 years
Weighted Average Life:	7.65 years
Portfolio Turnover:	30.09% (12-mo.)
Number of Holdings	147

ANNUALIZED PERFORMANCE

	Class I JIBFX	Benchmark -
1 YEAR:	9.71%	7.51%
3 YEAR:	6.17%	5.34%
5 YEAR:	5.17%	4.44%
10 YEAR:	4.51%	3.84%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	4TH QTR 2020	YTD	2019	2018	2017	2016	2015
CLASS I - JIBFX	0.42%	9.71%	8.94%	0.13%	3.72%	3.67%	1.16%
CLASS F - JIMFX	0.36%	9.57%	8.56%				
BENCHMARK	0.67%	7.51%	8.72%	0.01%	3.54%	2.65%	0.55%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG BARCLAYS US AGGREGATE BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2020 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.